SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR AUGUST 29, 2003

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                                             Exhibit Index



Exhibit No.                         Description

1.                                  Press Release - Board Appointment
                                    Dated August 29, 2003




                    Allied Domecq PLC - Board Appointment

The Board of Allied Domecq PLC announces today the appointment to the Board of Bruno Angelici as a non-executive director.

Bruno Angelici is currently Executive Vice-President, Europe, Japan, Asia Pacific and Latin America at AstraZeneca PLC; a post he has held since February 2001. Prior to his present role, Bruno has held senior positions with AstraZeneca in Japan and France and with Baxter-Healthcare France. Born in France in 1947, Bruno Angelici holds an MBA from the Kellogg School of Management in Chicago.

                                      ends


Media enquiries:
Stephen Whitehead - 020 7009 3927
Director of Corporate Affairs, Allied Domecq PLC

Tim Robertson - 020 7930 0777
Cardew & Co.

Investor enquiries:
Peter Durman - 0117 978 5753
Director of Investor Relations, Allied Domecq PLC


SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 29, 2003

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary